Exhibit 4.39

SOFTWARE LICENSE AGREEMENT

This Software License Agreement (“Agreement”) is entered into by and between LeddarTech Holdings Inc., a company organized under the laws of Canada and having a principal place of business at 4535 boulevard Wilfrid-Hamel, Suite 240, Quebec (Quebec), G1P 2J7, Canada (“Licensor”), and TEXAS INSTRUMENTS INCORPORATED, a Delaware corporation having a place of business at 12500 TI Boulevard, Dallas, Texas 75243 (“TI”), and is effective as of the last date on the signature page (“Effective Date”).

WHEREAS, Licensor is a global software company that develops and owns comprehensive AI-based low-level sensor fusion and perception software that enables the deployment of ADAS, autonomous driving and parking applications.

WHEREAS, TI is a global semiconductor company that designs, manufactures and sells analog and embedded processing chips for markets such as industrial, automotive, personal electronics, communications equipment and enterprise systems.

WHEREAS, Licensor and TI have entered into a collaboration agreement dated as of December 5, 2024 (the “Collaboration Agreement”) pursuant to which Licensor and TI have agreed to engage in a strategic collaboration to offer a joint solution to the worldwide automotive market (the “Combined Offering”) involving certain Software (as defined below) of Licensor and the processor chips of TI.

WHEREAS, TI wishes to license the Software from Licensor, and Licensor wishes to grant such license, upon the terms and conditions under this Agreement.

NOW, THEREFORE, for the mutual promises contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	DEFINITIONS.

1.1.	“Acquirer” means a third party that acquires beneficial ownership or control of assets or interests of a party.

1.2.	“Acquisition” means any change of beneficial ownership or control of (a) all or substantially all of the assets of, (b) a material portion of or (c) any material interest in:

(i)	Licensor,

(ii)	the Software or

(iii)	Licensor’s IP Rights in the Software

1.3.	“Acquisition Closure” means that beneficial ownership or control passes to an Acquirer under an acquisition agreement.

1.4.	“Acquisition Proposal” means any written proposal to or from Licensor for an Acquisition.

1.5.	“Authorized User” means any person or entity authorized by TI to use the Licensor Products. Authorized Users may include but are not limited to TI employees, contractors, subcontractors and foundries.

1.6.	“Bankruptcy Filing” means the filing of an assignment in bankruptcy, a proposal or a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), an application for an initial order under the Companies’ Creditors Arrangement Act (Canada) or any other equivalent proceeding under any other equivalent Law of any jurisdiction.

1.7.	“Confidential Information” will have the meaning assigned to it in Section 7.1.

1.8.	“Disclosing Party” will have the meaning assigned to it in Section 7.1.

1.9.	“Documentation” means Licensor’s user manuals, programmer guides, system guides, datasheets, specifications and related materials that pertain to the Software, and all fixes, modifications, changes, corrections, updates, upgrades, new versions and enhancements of such documents, in each case provided to TI by Licensor under this Agreement.

1.10.	“IP Rights” means all patents, patent applications and other patent rights (including utility models) in all countries of the world issued or issuing on patent or utility model applications that are entitled to an effective filing date on or before expiration or termination of this Agreement; and all mask works, copyrights, trade secrets, know how and other intellectual property rights in all countries of the world; in each case that, during the term of this Agreement, the licensor owns or controls, or under which it has the right to grant licenses of the scope granted herein.

1.11.	“Laws” means any and all laws, orders and regulations, including, but not limited to, any applicable securities, environmental, health, safety, industrial hygiene, wage and hour, employment and immigration laws, orders and regulations.

1.12.	“Licensor Product(s)” means collectively the Software and Documentation.

1.13.	“Receiving Party” will have the meaning assigned to it in Section 7.1.

1.14.	“Software” means the LeddarVision development platform for use on TDA4 chips and to be ported on TDA5 chips, subject to availability, in object code form, including without limitation the basic fusion and perception modules, test programs and tools, created by or for the Licensor, to build ADAS solutions with the such processor chips of TI to produce TI Products for the purposes of the Combined Offering, and all fixes, modifications, changes, corrections, updates, upgrades, new versions and enhancements of such platform, in each case made or created, as the case may be, by or for the Licensor.

1.15.	“Subsidiary” means a corporation or other entity at any time directly or indirectly owned or controlled by a party hereto for so long as such ownership or control exists. A corporation or other entity shall be treated as being owned or controlled by a party hereto if such party directly or indirectly (a) owns more than fifty percent (50%) of its outstanding voting shares, (b) is able to direct substantially all of its business affairs or (c) is able to exercise control over the majority of the composition of its board of directors or equivalent body.

1.16.	“TI Products” means the final products comprising of the TDA4 and, subject to availability and porting, TDA5 chips of TI and the Software solely for use with such TI processor chips for the purposes of the Combined Offering.

2.	LICENSE GRANT.

2.1.	License. Licensor hereby grants to TI and its Subsidiaries, under all of Licensor’s IP Rights related to the Licensor Products, a non-exclusive, worldwide, irrevocable (subject to the termination provisions in Section 4), royalty-bearing license in and to the Licensor Products to use the Licensor Products during the term of this Agreement to:

(a)	access, test and verify the Licensor Products for subsequent incorporation into the TI Products;

(b)	design, have designed, develop, have developed, make, have made, market, demonstrate, distribute, import, export, sell, offer for sale, and support TI Products; and

(c)	sublicense, distribute, and demonstrate the TI Products which incorporate the Licensor Products.

2.2.	Authorized Users. TI may grant access to and use of the Licensor Products to Authorized Users in connection with the business of TI, including without limitation access and use by any of the following means: (a) on-site at TI, (b) at an Authorized User’s facility, and (c) via remote connection to TI’s network.

2.3.	Copies. TI may copy Licensor Products, in whole or in part, to the extent required to support the exercise of the rights granted to TI under this Agreement; provided that copies of Licensor Products shall include the copyright notices and legends as provided by Licensor with the Licensor Products when delivered to TI and each such copy remains subject to the terms and conditions of this Agreement. The right to copy includes the allowance to include and distribute the Documentation within the documentation for the TI Products.

2.4.	Permitted Use. TI shall not use the Licensor Products for any purposes beyond the scope of the licence granted in this Agreement. Without limiting the foregoing and except as otherwise expressly set forth in this Agreement, TI shall not at any time, directly or indirectly: (a) modify, or create derivative works of the Software or the Documentation, in whole or in part; (b) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to the source code of the Software, in whole or in part; (c) remove any proprietary notices from the Software or the Documentation; or (e) use the Software in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person, or that violates any applicable Laws.

2.5.	Royalties. The parties will negotiate in good faith to determine the royalties payable for the license granted in this Section 2 on a customer-by-customer basis. The royalties payable by TI shall be determined based on the relative value of the licensed Software to the Combined Offering versus other components of the Combined Offering. Appendix A sets out an example architecture that the parties will use as a reference when determining the royalties payable under this Agreement. The parties shall enter into an addendum to this Agreement for each customer engagement (the “Addendum”) to memorialize the applicable royalty rate and payment terms, and such other terms as may be appropriate with regards to such customer engagement. TI shall remit to Licensor nine million eight hundred and ninety thousand US Dollars (US$9,890,000) in pre-paid royalties (the “Pre-paid Royalty”) to offset future royalty obligations under this Agreement payable as follows: (a) five million US Dollars (US$5,000,000) shall be paid within thirty (30) days from the Effective Date, (b) three million US Dollars (US$3,000,000) shall be paid within five (5) days of delivery by Licensor to TI of the Software for demonstration at the CES 2025 conference, being the Software running in real time on the TDA4VH Development Board (Kit) running a Recorded Sequences Playback at target frame rate of 11 frames per second or better and (c) one million eight hundred and ninety thousand US Dollars (US$1,890,000) within five (5) days of the execution of an agreement by TI with a customer for the Combined Offering.

3.	TRANSFER, ASSIGNMENT AND CONTINUING USE.

3.1.	Prohibition. Except as otherwise provided in this Agreement, neither party shall assign nor transfer any of its rights or obligations, nor delegate any of its duties, hereunder without the prior written consent of the other party hereto (such consent not to be unreasonably delayed, conditioned or withheld) and any such attempted assignment shall be void.

3.2.	Acquisition Proposal. If Licensor receives or submits an Acquisition Proposal, Licensor shall, within fifteen (15) days of receipt or submission of such Acquisition Proposal and subject to any confidentiality provisions contained in the Acquisition Proposal, provide a written notification to TI of the Acquisition Proposal, which notification shall include the proposed date of Acquisition Closure and the name and address of the proposed Acquirer. TI acknowledges that the aforementioned obligations are subject to the requirements of the applicable Laws regarding mergers and acquisitions. If Licensor is prohibited by such Laws from complying with this Section 3.2 within the specified period of time, it shall do so as soon as is legally permissible. In the event Licensor is acquired after this Agreement becomes effective under Section 4.1 below, but before it is terminated in accordance with Section 4, such Acquisition shall in no event modify or affect the rights and licenses granted in this Agreement in respect of Licensor Products, and this Agreement and all of its terms shall remain in full force and effect and continue to be binding on the Acquirer.

4.	TERM AND TERMINATION.

4.1.	Term. The term of this Agreement shall begin on the Effective Date and shall continue until terminated in accordance with the terms of this Section 4.

4.2.	Termination for Cause. This Agreement may be terminated by either party as a result of (a) a breach by the other party of a term or condition of this Agreement that is not curable, (b) a breach by the other party of a term or condition of this Agreement that is curable but remains uncured for a period of sixty (60) days after the date of notice thereof, or (c) a material violation of applicable Laws.

4.3.	Automatic Termination. Unless otherwise terminated in accordance with this Section 4, this Agreement shall automatically terminate upon the execution by each of Licensor and TI of the master license agreement contemplated under the Collaboration Agreement.

4.4.	Survival. Any terms of this Agreement that, by their nature, a reasonable person would expect to be extended beyond the termination of this Agreement shall survive such termination. The rights and licenses granted under this Agreement shall survive any termination of this Agreement (other than Licensor’s termination under Section 4.2 or a termination of this Agreement pursuant to Section 4.3) as to any activities that occurred prior to such termination.

5.	LIMITED WARRANTY.

5.1.	General Warranty. Each party represents and warrants that (a) it is duly organized and validly existing under the Laws of its jurisdiction of incorporation or formation, (b) it has full corporate or other power and authority to enter into this Agreement and perform its obligations hereunder and (c) the execution and performance of its obligations under this Agreement shall not result in any violation or breach of any agreement, court order, injunction or judgment.

5.2.	Product and Maintenance Warranty. The Licensor represents and warrants that (a) the Software is free from viruses, backdoors, traps, “Trojan Horses,” “time bombs,” “spyware,” and any other feature or function that may disable, interfere with, monitor, terminate, slow, or modify the accuracy, availability or use of the Software (except access-control and/or security functions that may be specifically approved in advance in writing by TI); (b) the Software is complete and operates in conformance to the Documentation; (c) the Documentation is sufficient to allow a user reasonably proficient in the use of similar technology to use the Software effectively; (d) the Software is compatible with the equipment and software configurations recommended by Licensor and such equipment and configurations are adequate for execution of the Software; and (e) the maintenance and other support services provided by Licensor hereunder to build the Combined Offering, once agreed upon by TI and the Licensor for a customer, will be provided in a timely and workmanlike and professional manner.

5.3.	Bankruptcy Related Covenant. The Licensor acknowledges and confirms that this Agreement grants TI a right to use Licensor’s intellectual property as contemplated by section 32(6) of the Companies’ Creditors Arrangement Act (Canada). In the event of a Bankruptcy Filing, the Licensor shall not initiate, support or consent to any petition or other action that seeks the disclaimer or termination of this Agreement or that would otherwise interfere with the TI’s rights hereunder, unless TI fails to perform its obligations under this Agreement in relation to the use of the intellectual property (as provided by section 32(6) of the Companies’ Creditors Arrangement Act (Canada)) or the Agreement may otherwise be terminated pursuant to Section 4.

5.4.	Warranty Disclaimer. Except as expressly provided herein, no warranty is provided hereunder.

5.5.	Remedies. In the event of a breach of a warranty in Section 5.2 (a) through (d), and upon notice from TI, Licensor will, at no cost to TI, promptly correct any such breach and make such additions, modifications or adjustments to the Licensor Product as may be necessary to keep the Licensor Product operating in accordance with such warranty. If Licensor does not present a corrective action plan in respect of any such breach within ten (10) days of Licensor’s receipt of TI’s notice under this Section, then upon TI’s request and at TI’s option, the royalty fees for the Licensor Product shall be equitably reduced to a mutually agreed amount to account for the difference in functionality or usability caused by the failure of the Licensor Product to comply with the warranty and TI’s license for the applicable Licensor Product(s) shall remain in effect.

6.	ESCROW OF SOFTWARE.

6.1.	Escrow Agreement. Within ten (10) days from the Effective Date, the parties shall enter into an escrow agreement with an escrow agent designated by the Licensor and acceptable to TI whereunder Licensor shall deposit the source code of all Software to the escrow agent within five (5) days from the date of the execution of the escrow agreement (“Source Code Escrow Agreement”). TI shall be responsible for paying the escrow fees required under the Source Code Escrow Agreement.

7.	CONFIDENTIALITY.

7.1.	Definition. “Confidential Information” means any and all information disclosed by a party or its Subsidiaries (collectively, the “Disclosing Party”) to the other Party or its Subsidiaries (collectively, the “Receiving Party”) that is proprietary or confidential information communicated to the Receiving Party by the Disclosing Party relating to or arising in connection with collaboration contemplated under this Agreement, including without limitation (a) the “know-how” and future plans of the Disclosing Party, (b) confidential business information relating to the Disclosing Party’s internal procedures, systems, customers, suppliers, purchases, or any other information the Disclosing Party deems as proprietary or confidential and (c) any confidential information provided by a third party to the Disclosing Party with respect to the collaboration (including such information obtained by the Receiving Party directly from such third party or by access to such third party’s facilities or materials). Subject only to Section 7.3(f) herein, the existence and terms of this Agreement will constitute the Confidential Information of both Parties, except that Licensor may attach this Agreement and/or describe the terms herein in any filing required by applicable securities legislation.

7.2.	Non-disclosure and Non-Use Obligations. The Disclosing Party shall retain all rights, title and interests in and to the Confidential Information and no license or right, either expressed or implied, in or to the Confidential Information, whether such license or right currently exists or hereafter owned or controlled by the disclosing party, is granted to the Receiving Party under this Agreement except for the express rights granted herein. The Receiving Party shall (a) for a period of five (5) years after its receipt thereof, hold the Disclosing Party’s Confidential Information in confidence using the same degree of care as it uses to protect its own Confidential Information of a like nature but no less than reasonable care, (b) use it solely for the purposes of the Agreement and (c) not disclose it to any third party except its Affiliates or contractors who have a reasonable need to know such information for the purposes of performing its obligations under this Agreement and who have a legal obligation to keep such information confidential under terms that are no less restrictive than the terms contained herein. The Receiving Party will be liable for any breach of this Agreement by its Affiliates and contractors.

7.3.	Exclusions. The restrictions under this Agreement will not apply to the extent that the Confidential Information: (a) was previously known by the Receiving Party, (b) is in the public domain, other than through a breach of this Agreement, (c) was lawfully obtained from a third party without a duty of confidentiality, (d) is independently developed by the Receiving Party without use of the Confidential Information, (e) is compelled by law to be disclosed, provided that, if legally permissible, the Receiving Party provides the Disclosing Party with prompt written notice of any efforts to compel disclosure and reasonably cooperates with the Disclosing Party’s lawful attempts to prevent such disclosure or to obtain a protective order, at the Disclosing Party’s sole expense, or (f) disclosure and production of this Agreement becomes necessary or desirable to enforce the terms thereof in the event of a Bankruptcy Filing on the part of the Licensor.

8.	MAINTENANCE AND SUPPORT.

Unless otherwise agreed to in an Addendum, Licensor shall assist TI with respect to any integration or support services needed to complete or maintain the Combined Offering, including but not limited to, providing fixes for errors and migration to future TI software development kit (SDK) releases. Licensor shall also promptly provide assistance and support to TI’s end customers of the Combined Offering to ensure that the Software is functional based on such end customers’ specifications or requirements, in accordance with the terms of such customer’s engagement as agreed upon by Licensor. The parties shall negotiate in good faith to determine the remuneration payable to the Licensor in connection with the services to be provided under this Section 8.

9.	INTELLECTUAL PROPERTY INDEMNIFICATION.

9.1.	Indemnity. Notwithstanding any other provision of this Agreement, Licensor shall defend, indemnify, and hold TI, its Subsidiaries, their respective directors, officers and employees (collectively, the “Indemnified Parties”) harmless, at Licensor’s expense, from and against any and all claims, actions, damages, liabilities, costs and expenses, including without limitation reasonable attorney’s fees and expenses, arising out of any claims of infringement or misappropriation of any IP Rights of a third party alleged to have occurred because of Licensor Products or services provided by Licensor or the use of such Licensor Products or services under this Agreement. However, such indemnity shall not apply unless Licensor is promptly informed in writing and is given authority, information, and reasonable assistance requested, at Licensor’s expense, necessary to defend or settle such claim; provided, however, that failure to provide prompt written notice of a claim shall not release Licensor of its obligations hereunder unless such delay results in a significant negative impact to Licensor’s ability to defend against such claim. Licensor shall not enter into any settlement discussion or agreement relating to a claim unless it fully and irrevocably releases the Indemnified Parties of such claim. Licensor shall not be obligated to defend or be liable for costs and damages to the extent the infringement arises out of or from (a) a combination with products that Licensor does not and should not expect TI to use with the Licensor Product, or (b) a modification by TI of the Licensor Product as delivered by Licensor that has not been approved by Licensor in writing, if the infringement would not have occurred without such combination or modification, or (c) only the TI processor chips.

9.2.	Corrective Action. In the event that any Licensor Product furnished hereunder is in Licensor’s or TI’s reasonable opinion likely to or becomes the subject of a claim of infringement or misappropriation of any IP Rights of a third party covered by the indemnity obligations in Section 9.1, Licensor at its sole expense shall use all reasonable efforts to procure for TI the right to continue exercising all the rights granted in respect of the Licensor Product. If Licensor is unable to obtain for TI said license rights under commercially reasonable terms, Licensor shall, at TI’s option and at Licensor’s expense, either modify or replace the Licensor Product to make it non-infringing but substantially functionally equivalent, which shall be licensed under this Agreement within a reasonable period of time not to exceed sixty (60) days unless otherwise agreed to by TI.

10.	LIMITATION OF LIABILITY.

10.1	Liability Cap. EXCEPT FOR (A) EACH PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR (B) EACH PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS HEREUNDER (COLLECTIVELY, THE “EXCLUDED LIABILITIES”), EACH PARTY’S AGGREGATE LIABILITY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT (REGARDLESS OF THE NATURE OF THE CLAIM) SHALL NOT EXCEED THE GREATER OF (A) THE PRE-PAID ROYALTY OR (B) ROYALTIES PAID FOR THE PARTICULAR LICENSOR PRODUCTS AND RELATED MAINTENANCE GIVING RISE TO THE CLAIM.

10.2	No Consequential Damages. EXCEPT FOR THE EXCLUDED LIABILITIES, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

11.	NOTICES.

Notices relating to termination or breach must be in writing and delivered to the other party at the address below (or other address provided by a party in accordance with this Section): (a) in person; (b) via first class or registered or certified mail, postage prepaid; or (c) via next day express delivery service. All other notices must be in writing and delivered to the other party at the address below (or other address provided by a party in accordance with this Section): (i) in person; (ii) via first class or registered or certified mail, postage prepaid; (iii) via next day express delivery service; or (iv) via email. Notices sent by mail shall be deemed effective after (A) three (3) business days from the date of posting in the case of notices posted from a country to a destination in that same country; and (B) eight (8) business days from the date of posting in the case of notices posted internationally. Notices sent by e-mail shall be deemed effective after one (1) business day from date of sending, as long as successful transmission or delivery is confirmed. Notices delivered in person or by next day express delivery service shall be effective upon delivery.

If to TI	with a copy (which shall not constitute notice) to:

Texas Instruments Incorporated	Texas Instruments Incorporated
13532 N. Central Expressway	13588 N. Central Expressway, MS 3999
Dallas, TX 75243	Dallas, TX 75243
Attn: Worldwide Procurement & Logistics	Attn: Law Department, WPL Counsel
Email address: dlpipstaff@list.ti.com

If to Licensor:	with a copy (which shall not constitute notice) to:

LeddarTech Holdings Inc.	LeddarTech Holdings Inc.
4535 boulevard Wilfrid-Hamel, Suite 240	4535 boulevard Wilfrid-Hamel, Suite 240
Quebec (Quebec), G1P 2J7, Canada	Quebec (Quebec), G1P 2J7, Canada
Attn: Antonio Polo	Attn: Chief Legal Officer

12.	GENERAL.

12.1.	Publicity. Neither party shall, without securing the written consent of the other party, publicly announce the existence of this Agreement, confirm or deny any details thereof, nor otherwise advertise or release any publicity in regard thereto. Unless agreed upon in writing, nothing in this Agreement conveys any rights to Licensor to (a) use TI’s name or logo on marketing literature, websites, presentations, press releases or any other media form; or (b) use TI as a reference account. Notwithstanding the foregoing and Section 7, the existence and terms of this Agreement may be disclosed to auditors, divested businesses and to the extent required by law or regulation so long as the party required to disclose the information provides the other party with timely prior notice of such requirement.

12.2.	Supply Chain Practices. Licensor agrees to comply with applicable TI Supply Chain Responsibility requirements as established in TI’s Supplier Environmental and Social Responsibility Policy and Supplier Code of Conduct. Both are updated periodically and located at http://wpl.ext.ti.com. If requested, Licensor agrees to complete an annual self-assessment questionnaire with regards to its supply chain responsibility practices and comply with requested audits as required for verification.

12.3.	Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement to be unenforceable, that provision shall be enforced to the maximum extent possible to effectuate the intent of the parties and the remainder of this contract shall continue in full force and effect.

12.4.	Headings. The section and paragraph headings used herein are used for reference and convenience only and should not enter into the interpretation thereof.

12.5.	Governing Law/Dispute Resolution. This Agreement is governed by and interpreted in accordance with the laws of the State of New York, without regard to conflict-of-laws principles. The parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods. The Parties agree that exclusive jurisdiction for any dispute arising out of or relating to this Agreement lies within New York state courts and federal courts. Notwithstanding the foregoing, any judgment may be enforced in any United States or foreign court and either party may seek injunctive relief in any United States or foreign court. Further, In the event of any dispute between the parties regarding performance under this Agreement, and prior to the commencement of any formal proceedings, the parties shall promptly attempt in good faith to reach a negotiated resolution. Each party shall designate a representative with authority to resolve the dispute to enter into discussions within thirty (30) days of a party’s request for negotiation.

12.6.	Entire Agreement/Modification. Notwithstanding any terms contained in any Licensor purchase order acceptances or confirmations, “shrinkwrap” agreements delivered with the Licensor Products or “click-through” agreements provided on Licensor’s or any third party’s website, extranet, or any other media provided by or on behalf of Licensor, this Agreement, together with any appendices constitute the entire agreement and understanding between the parties relating to the subject matter hereof. This Agreement supersedes all contemporaneous and previous communications, representations, or agreements, either oral or written, with respect to the subject matter hereof, and no representations or statements of any kind made by any representative of Licensor or TI that are not stated in this Agreement shall be binding on Licensor or TI. Where an appendix conflicts with this Agreement, the terms of the appendix shall supersede those of the Agreement to the extent of such conflict. This Agreement and any appendix may be modified only by a written document signed by duly authorized representatives of both parties.

12.7.	Counterparts. This Agreement may be executed in one or more counterparts, which collectively shall constitute a single agreement between the parties. A scanned signature shall have the same legally binding effect as an original signature.

12.8.	Independent Contractor. Licensor, in providing services under this Agreement, is acting as an independent contractor. Nothing in this Agreement is intended to create a partnership, joint venture, or agency relationship between the parties.

12.9.	Waiver. Failure by either party to enforce any provision of this Agreement, shall not be deemed a waiver of future enforcement of that or any other provision.

12.10.	Review of Counsel. TI and Licensor acknowledge and agree that each party and its counsel have had the opportunity to review this Agreement, and that the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

12.11.	Compliance of Laws. Each party agrees that at all times it will comply with all applicable Laws. Each party agrees to timely certify compliance with such laws, orders and regulations in such form as the other party may reasonably request from time to time, and further to timely provide information to the other party, as reasonably requested, to enable the other party to comply with all applicable Laws. Neither party shall engage in corrupt practices, including public or private bribery or kickbacks.

12.12.	No Third Party Beneficiaries. This Agreement is entered into solely between, and may be enforced only by, TI and Licensor. This Agreement will not be deemed to create any rights in any third parties, including employees, suppliers or customers of a party, or to create any obligations of a party to any such third parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized representative.

TEXAS INSTRUMENTS INCORPORATED		LEDDARTECH HOLDINGS INC.

By:	/s/ Rob Simpson	By:	/s/ Frantz Saintellemy
Name:	Rob Simpson	Name:	Frantz Saintellemy
Title:	Vice President	Title:	President & CEO
Date:	12/6/2024	Date:	12/6/2024